NATIONAL MONEY MART COMPANY
c/o Dollar Financial Corp.
1436 Lancaster Avenue, Suite 300
Berwyn, PA 19312
May 21, 2010
Kathryn McHale, Esq.
Division of Corporate Finance
United States Securities and Exchange
  Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	National Money Mart Company Form S-4 Filed March 22, 2010 File No. 333-165617
Dear Ms. McHale:
     We refer to the letter of April 16, 2010 (the “Comment Letter”) from the Unites States Securities and Exchange Commission (the “SEC”) to National Money Mart Company (the “Issuer”), Dollar Financial Corp., the indirect parent company of the Issuer (“Parent”), and the undersigned direct and indirect subsidiaries of Parent (collectively, the “Registrants”) setting forth the comments of the staff of the SEC (the “Staff”) on the Registrants’ Registration Statement on Form S-4, File No. 333-165617, filed on March 22, 2010 (the “Registration Statement”).
     Concurrently with this letter, the Registrants are electronically transmitting Amendment No. 1 to the Registration Statement (the “Amended Form S-4”) for filing under the Securities Act of 1933, as amended (the “Securities Act”). The Amended Form S-4 includes revisions made in response to the comments of the Staff in the Comment Letter. Three clean copies of the Amendment and three copies of the Amendment that have been marked to show changes made to the Registration Statement are enclosed for your convenience with three copies of this letter.
     The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Registrants’ response to each comment.
Registration Statement on Form S-4
General
1.	It appears that you are registering the 10.375% Notes due 2016 in reliance on our position enunciated in Exxon Capital Holding Corp., SEC No-Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc. SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no action letters.
Response: Concurrently herewith, the Registrants are providing the requested supplemental letter attached as Annex I hereto stating that they are registering the exchange offer in reliance on the SEC’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no-action letters. The supplemental letter contains the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
Prospectus Cover Page
2.	Please indicate on the cover page that the exchange offer is an Exxon Capital exchange offer.
Response: In response to the Staff’s comment, the Registrants have revised their disclosure on the cover page of the prospectus included in the Amended Form S-4 to indicate that the exchange offer is an Exxon Capital exchange offer.
3.	Please indicate on the cover page that the exchange notes will be unconditionally guaranteed by Dollar Financial Corp. and the other guarantors. Also indicate whether the guarantors will jointly and severally guarantee the exchange note.
Response: In response to the Staff’s comment, the Registrants have revised their disclosure on the cover page of the prospectus included in the Amended Form S-4 to indicate that Dollar Financial Corp. and the other guarantors will unconditionally and jointly and severally guarantee the exchange notes.
Market and Industry Data, p. iii
4.	You can explain the source of information in a registration statement, but you cannot disclaim liability for it. Please revise.
Response: In response to the Staff’s comment, the Registrants have revised their disclosure in the Amended Form S-4 to remove the section identified in the Staff’s comment.
Forward-Looking Statements, page iii
5.	Move this section to somewhere after the Risk Factors section.
Response: In response to the Staff’s comment, the Registrants have revised their disclosure to move the aforementioned disclosure regarding forward-looking statements to page 30 of the Amended Form S-4, immediately after the Risk Factors section.
6.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response: In response to the Staff’s comment, the Registrants have revised their disclosure on page 30 of the Amended Form S-4 to remove the reference to the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995.
Prospectus Summary
The Exchange Offer, page 11
7.	Please revise here and elsewhere as appropriate in the prospectus to state that any party acquiring securities in the exchange offer will acknowledge the following:
•	The new securities to be acquired in connection with the exchange offer are being acquired in the ordinary course of business of the holder and any beneficial owner;

•	The party does not have an arrangement or understanding with any person to participate in the distribution of such new securities;

•	The party is not an affiliate of the issuer; and

•	The party is not engaged in and does not intend to engage in a distribution of the new securities.
Response: In response to the Staff’s comment, the Registrants have revised their disclosure on page 11 of the Amended Form S-4 to indicate that a party acquiring securities in the exchange offer will acknowledge the following:
•	The new securities to be acquired in connection with the exchange offer are being acquired in the ordinary course of business of the holder and any beneficial owner;

•	The party does not have an arrangement or understanding with any person to participate in the distribution of such new securities;

•	The party is not an affiliate of the issuer; and

•	The party is not engaged in and does not intend to engage in a distribution of the new securities.
Summary Historical and Pro Forma Consolidated Financial Data, page 16
8.	You indicate that MFS financial statements are incorporated by reference into the prospectus. Please tell us how and where.
Response: In response to the Staff’s comments, the Registrants have revised their disclosure on page 16 of the Amended Form S-4 to indicate that the MFS financial statements are incorporated by reference to Exhibit 99.1 to Parent’s Current Report on Form 8-K filed on November 18, 2009.
We are subject to restrictive covenants imposed by our senior credit facility, page 26

9.	Please describe the financial covenants in reasonable detail.
Response: In response to the Staff’s comments, the Registrants have revised their disclosure on page 26 of the Amended Form S-4 to include a description of the financial covenants governing the secured credit facility in reasonable detail.
Exhibit 5.1
10.	Please remove all the assumptions in the first paragraph on page 3 of your opinion.
Response: In response to the Staff’s comment, Pepper Hamilton LLP has removed all of the assumptions in the first paragraph of page 3 of its opinion and reissued its opinion, a copy of which is filed as Exhibit 5.1 to the Amended Form S-4.
Exhibit 99.1
11.	Delete the language in the letter of transmittal requiring the holder to acknowledge or certify that the holder has “read” all of the terms of the exchange offer.
Response: In response to the Staff’s comment, the Registrants have revised the letter of transmittal filed as Exhibit 99.1 to the Registration Statement, a copy of which is filed as Exhibit 99.1 to the Amended Form S-4.
     For your information, the Amendment includes the most recent quarterly information about the Registrants from Parent’s Form 10-Q, filed on May 10, 2010, for the period ended March 31, 2010. Please be advised that unless the Staff has further comments regarding the Registration Statement, the Registrants intend to request acceleration of the effectiveness of the Registration Statement to a date as soon as reasonably possible. It will do that in a separate letter that will contain the representations described in the letter from the Staff. Please do not hesitate to contact Bryan MacIntyre, Vice President and Senior Counsel, Dollar Financial Group, Inc., at (610) 640-6501 or Brian M. Katz, Esq. of Pepper Hamilton LLP at (215) 981-4193, concerning any questions or comments you may have with respect to the foregoing.

Sincerely,

NATIONAL MONEY MART COMPANY
DOLLAR FINANCIAL CORP.
DOLLAR FINANCIAL GROUP, INC.
1100591 ALBERTA LIMITED
656790 B.C. LTD.
ADVANCE CANADA INC.
ADVANCE CANADA PROPERTIES INC.
ANY KIND CHECK CASHING CENTERS, INC.
CASH UNLIMITED OF ARIZONA, INC.
CHECK MART OF FLORIDA, INC.
CHECK MART OF LOUISIANA, INC.
CHECK MART OF NEW MEXICO, INC.

CHECK MART OF PENNSYLVANIA, INC.
CHECK MART OF TEXAS, INC.
CHECK MART OF WISCONSIN, INC.
DFG CANADA, INC.
DFG INTERNATIONAL, INC.
DFG WORLD, INC.
DOLLAR FINANCIAL INSURANCE CORP.
FINANCIAL EXCHANGE COMPANY OF OHIO, INC.
FINANCIAL EXCHANGE COMPANY OF
PENNSYLVANIA, INC.
FINANCIAL EXCHANGE COMPANY OF PITTSBURGH, INC.
FINANCIAL EXCHANGE COMPANY OF VIRGINIA, INC.
LOAN MART OF OKLAHOMA, INC.
MONETARY MANAGEMENT CORPORATION OF PENNSYLVANIA, INC.
MONETARY MANAGEMENT OF CALIFORNIA, INC.
MONETARY MANAGEMENT OF MARYLAND, INC.
MONETARY MANAGEMENT OF NEW YORK, INC.
MONEY MART EXPRESS, INC.
MONEY CARD CORP.
MONEY MART CANADA INC.
MONEY MART CSO, INC.
MONEYMART, INC.
PACIFIC RING ENTERPRISES, INC.
PD RECOVERY, INC.

By:	/s/ Randy Underwood
Randy Underwood
Executive Vice President and Chief Financial Officer

ANNEX I
National Money Mart Company
c/o Dollar Financial Corp.
1436 Lancaster Avenue, Suite 300
Berwyn, PA 19312
May 21, 2010
Ladies and Gentlemen:
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	National Money Mart Company Form S-4 Filed March 22, 2010 File No. 333-165617
Ladies and Gentlemen:
     National Money Mart Company (“Issuer”), Dollar Financial Corp., the indirect parent company of the Issuer (“Parent”), and the undersigned direct and indirect subsidiaries of Parent (collectively, the “Registrants”) filed with the Unites States Securities and Exchange Commission (“Commission”) on March 22, 2010 the above-referenced registration statement on Form S-4, as amended on May 21, 2010 (File No. 333-165617) (the “Registration Statement”), relating to the contemplated offer to exchange (the “Exchange Offer”) up to $600,000,000 aggregate principal amount of the Issuer’s 10.375% Senior Notes due 2016 (the “Exchange Notes”) for a like amount of the Issuer’s privately placed 10.375% Senior Notes due 2016 (the “Old Notes”). The Registrants are registering the Exchange Offer in reliance on the position enunciated by the Commission in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988), Morgan Stanley & Co, Inc., SEC No-Action Letter (available June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993).
     The Registrants hereby represent that:
1.	The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.
2.	The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corporation (available April 13, 1988) or interpretive letters to similar effect, and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction.
3.	The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the applicable Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

4.	The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives applicable Exchange Notes in exchange for such Old Notes pursuant to the applicable Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

5.	The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree the following additional provisions:
a.	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the applicable Exchange Notes.

b.	If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Old Notes pursuant to the applicable Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     Please contact Bryan MacIntyre, Vice President and Senior Counsel of Dollar Financial Group, Inc., at (610) 640-6501 with any questions that you may have regarding the Registration Statement or this letter.

Sincerely,

NATIONAL MONEY MART COMPANY
DOLLAR FINANCIAL CORP.
DOLLAR FINANCIAL GROUP, INC.
1100591 ALBERTA LIMITED
656790 B.C. LTD.
ADVANCE CANADA INC.
ADVANCE CANADA PROPERTIES INC.
ANY KIND CHECK CASHING CENTERS, INC.

CASH UNLIMITED OF ARIZONA, INC.
CHECK MART OF FLORIDA, INC.
CHECK MART OF LOUISIANA, INC.
CHECK MART OF NEW MEXICO, INC.
CHECK MART OF PENNSYLVANIA, INC.
CHECK MART OF TEXAS, INC.
CHECK MART OF WISCONSIN, INC.
DFG CANADA, INC.
DFG INTERNATIONAL, INC.
DFG WORLD, INC.
DOLLAR FINANCIAL INSURANCE CORP.
FINANCIAL EXCHANGE COMPANY OF OHIO, INC.
FINANCIAL EXCHANGE COMPANY OF
PENNSYLVANIA, INC.
FINANCIAL EXCHANGE COMPANY OF PITTSBURGH, INC.
FINANCIAL EXCHANGE COMPANY OF VIRGINIA, INC.
LOAN MART OF OKLAHOMA, INC.
MONETARY MANAGEMENT CORPORATION OF PENNSYLVANIA, INC.
MONETARY MANAGEMENT OF CALIFORNIA, INC.
MONETARY MANAGEMENT OF MARYLAND, INC.
MONETARY MANAGEMENT OF NEW YORK, INC.
MONEY MART EXPRESS, INC.
MONEY CARD CORP.
MONEY MART CANADA INC.
MONEY MART CSO, INC.
MONEYMART, INC.
PACIFIC RING ENTERPRISES, INC.
PD RECOVERY, INC.

By:
Randy Underwood
Executive Vice President and Chief Financial Officer